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[PEP BOYS LOGO]
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Press Release                                     New York Stock Exchange "PBY"
                                                  For Immediate Release
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                                                               January 19, 1999

Pep Boys Obtains Financing Commitments For Its Self Tender Offer

The Pep Boys - Manny, Moe & Jack (NYSE: "PBY") Pursuant to the requirements of the Securities and exchange Commission, announced today the receipt of $67,000,000 in commitments for the financing of its "Dutch Auction" issuer tender offer to purchase for cash up to 10,000,000 shares of its common stock at a purchase price not greater than $16.00 nor less than $13.50 per share. The Company will fund the purchase with the proceeds of a private placement of two tranches of its Senior Notes and, to the extent necessary, with cash on hand. The private placement, which may be increased to up to $77,000,000 aggregate principal amount of Senior Notes, is expected to close promptly after the expiration of the tender offer.

Pursuant to the requirements of the Securities and Exchange Commission, the Company has extended the tender offer by one business day. The tender offer will expire, unless further extended, at 12:00 Midnight, New York City time, on Monday, January 25, 1999.

The Senior Notes will be issued at par and will pay interest semi-annually. The first tranche, for up to $45,000,000, will mature in 2011 and will bear interest at 7.95% per annum. The second tranche, for up to $22,000,000 (and which may be increased to $32,000,000), will mature in 2009 and will bear interest at approximately 7.80%, subject to prevailing interest rates on the expiration date of the tender offer. In addition, the interest rates on the Senior Notes are subject to a 0.50% increase for such time as the credit rating of the Company's long-term unsecured debt securities decreases below its current level.

The Senior Notes will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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Contact: Nancy R. Kyle, Director of Investor Relations        [Pep Boys logo
3111 West Allegheny Avenue, Philadelphia, PA 19132             with caricatures]
Phone: 215-430-9720   Fax: 215-223-5267
E-mail address: Nancy_Kyle@pepboys.com
Internet: http://www.pepboys.com